UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-32422

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Windstream 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:
Windstream Corporation
4001 Rodney Parham Road
Little Rock, Arkansas 72212

WINDSTREAM 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012	3

Notes to Financial Statements	4-11

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012	12

Signature	13

Exhibits:

Index of Exhibits	14

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Windstream 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Windstream 401(k) Plan (the "Plan") at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As disclosed in Note 6, the PAETEC Holding Corp. 401(k) Plan was merged into and made a part of the Plan during the year ended December 31, 2012.

/s/ PricewaterhouseCoopers LLP
Little Rock, Arkansas
June 21, 2013

WINDSTREAM 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31,

	2012	2011
Cash	$294,033	$375,215

Investments, at fair value:
Windstream Corporation common stock	34,958,892	40,280,707
Common collective trust funds	65,108,156	50,126,397
Money market fund	113,958,224	89,195,789
Mutual funds	479,321,532	320,858,783
Participant brokerage accounts	3,042,712	1,640,549
Total investments	696,389,516	502,102,225

Receivables:
Employer contribution	20,582,490	13,637,508
Notes receivable from participants	19,189,265	12,906,168
Accrued dividends	973,429	808,662
Due from broker	144,328	94,619
Total receivables	40,889,512	27,446,957

NET ASSETS AVAILABLE FOR BENEFITS	$737,573,061	$529,924,397

The accompanying notes are an integral part of these financial statements.

WINDSTREAM 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2012

ADDITIONS:
Investment income:
Dividend income	$22,205,659
Interest income	173,819
Net appreciation in fair value of investments	20,772,686
Total investment income	43,152,164

Interest income on notes receivable from participants	766,086

Contributions:
Employer	20,869,586
Employee	43,885,892
Employee rollovers	2,904,600
Total contributions	67,660,078

Total additions	111,578,328

DEDUCTIONS:
Benefit payments and withdrawals	71,221,786
Administrative expenses	137,055
Total deductions	71,358,841
Net increase	40,219,487

Transfer of assets from PAETEC Holding Corp. 401(k) Plan (See Note 6)	167,429,177

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year, January 1, 2012	529,924,397
End of year, December 31, 2012	$737,573,061

The accompanying notes are an integral part of this financial statement.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

1.	PLAN DESCRIPTION:

The following brief description of the Windstream 401(k) Plan (the "Plan"), and the administration thereof, is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description ("SPD") for a more complete and comprehensive description of the Plan's provisions. Any discrepancies between the formal Plan document and the SPD will be resolved in favor of the formal Plan document.

General

The Plan is a defined contribution employee benefit plan which includes a cash or wage deferral arrangement that covers eligible bargaining and non-bargaining employees of Windstream Corporation ("Windstream" or the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Administration

The Plan is administered by the Windstream Benefits Committee (the "Administrator") which is comprised of the following members of management of Windstream: the Chief Financial Officer and Treasurer, Chief Operating Officer, Executive Vice President and Chief Human Resource Officer, and Vice President of Compensation and Benefits. Members are appointed by the Board of Directors of Windstream. Merrill Lynch Trust Company, FSB ("Merrill Lynch" or the "Trustee") is the trustee and custodian of Plan assets. Additionally, Merrill Lynch & Company, Inc. provides the recordkeeping for the Plan and administrative services.

Participation

Prior to July 1, 2012, eligible non-bargaining employees could participate after six months of service with the Company. Effective July 1, 2012, eligible non-bargaining employees may participate immediately. Certain eligible bargaining employees may participate in the Plan, to the extent specifically provided in their collective bargaining agreement. Prior service with certain other companies may count toward the service requirements of the Plan. Each eligible employee is also allowed to make certain rollover contributions to the Plan immediately upon employment with the Company as governed by the Internal Revenue Code of 1986, as amended (the "Code"). Individuals who are not eligible to participate include leased employees, employees covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining (unless the collective bargaining agreement where the employees are covered specifically provides for coverage under the Plan), persons not classified as an employee, and nonresident aliens with no U.S. income.

Plan Contributions

Each year, participants may contribute up to 50 percent of their pretax annual eligible compensation to the Plan, as defined in the Plan document. Participant contributions are subject to certain dollar limitations established by the Internal Revenue Service (the "IRS") each year. The annual deferral limits for the Plan are in accordance with the IRS limitations.

Eligible participants who will attain fifty (50) years of age prior to the end of the applicable Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Code. Employee contributions are funded to the Plan by Windstream in the period that payroll deductions are made from Plan participants in accordance with the participant's deferral election.

Except as discussed in the following two paragraphs, the Company makes matching contributions to the Plan in an amount equal to 100 percent of the first 3 percent of each participant's eligible compensation contributed to the Plan, plus 50 percent of the next 2 percent of each participant's eligible compensation contributed to the Plan. The Company's matching contribution is calculated and made as soon as administratively practicable following the end of the Plan year for each participant who was actively employed on December 31, 2012 or who became retired, deceased or disabled during 2012. Prior to November 6, 2012, the Company's matching contributions were paid in cash. Effective November 6, 2012, the Company's matching contributions may be paid in cash or the Company's common stock. Contributions of the Company's common stock will be invested in the Windstream Common Stock Fund. Once the contribution is made, participants may transfer the amount contributed to other investment options within the Plan immediately.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION, Continued:

The Company annually makes matching contributions in an amount equal to 50 percent of the first 6 percent of eligible compensation contributed to the Plan for participants covered by certain collective bargaining agreements with Valor Telecommunications of Texas, LP, who were actively employed on December 31, 2012. The Company may also make, at its sole discretion, an additional matching contribution. No such contribution was made for the year ended December 31, 2012.

Each pay period the Company makes matching contributions in an amount equal to 66 percent of the first 6 percent of eligible compensation contributed to the Plan for participants covered by certain collective bargaining agreements with Windstream Iowa Telecommunications, Inc. Participants are eligible for an additional Company contribution of 3 percent of the participant's eligible compensation if they are not a participant in any other Company-sponsored defined benefit plan.

Plan Expenses

As outlined in the Plan document, certain expenses related to the Plan's operations are paid from the Plan's assets and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments. Administrative costs paid by Windstream in 2012 are not reflected in the Plan's financial statements.

Participant Accounts and Investment Options

Each participant's account is credited with the participant's contributions and related employer matching and discretionary contributions, if any, as well as the participant's share of the Plan's earnings and any related administrative expenses. The participant contributions are invested according to a participant's investment election. If no investment election has been made, the contributions are invested in a manner deemed appropriate by the Administrator. The Plan's earnings and administrative expenses, if applicable, are allocated to participants' accounts based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Plan participants may direct their contributions among the various investment options offered by the Plan, which include a participant-directed brokerage account. The Merrill Lynch Self-Direct Brokerage Account allows participants to invest in over 1,300 Merrill Lynch mutual funds. The Plan also provides its participants the option to invest in the Company's common stock at the participants' election. The Plan places no restrictions on the participants' ability to change this investment option.

Vesting, Benefits and Payments

Participants are immediately fully vested in their employee contributions and matching employer contributions to the Plan and the accumulated earnings thereon.

Participants or their beneficiaries, as applicable, are entitled to receive distribution of their Plan account when they retire, become permanently disabled, upon death or upon separation from service with the Company. The Plan provides benefits upon early retirement between ages 55 and 65.

Participants may elect upon termination of employment to defer payment of their account balance if it exceeds $1,000. If a participant's account balance is equal to or less than $1,000, the account will be automatically distributed. All distributions will be made in the form of a lump-sum payment, unless the distribution is in accordance with a grandfathered provision from a prior plan that merged into the Plan. A participant may elect to have a portion of their account invested in Windstream common stock to be distributed in shares of Windstream common stock. Additionally, actively employed participants may withdraw certain funds from their Plan account with the approval of the Administrator, for "hardship" reasons as defined by the IRS. Participants may also receive an in-service withdrawal of a portion of their vested account balance on or after attaining age 59 1/2. In addition, participants may withdraw voluntary after-tax and rollover contributions at any time.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION, Continued:

Plan Termination

While it has not expressed any intention to do so, Windstream, the Plan Sponsor, has the right to terminate the Plan. In the event that the Plan is terminated, participants will become fully vested and shall be entitled to receive the entire amount of his/her account balance in accordance with the Plan provisions. Participants in the Plan are entitled to certain rights and protections under ERISA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Financial Statement Preparation

The accompanying financial statements have been prepared on the accrual basis of accounting reported in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make estimates and assumptions that affect the amount of assets, liabilities, income and expenses, and disclosures of certain contingent assets and liabilities reported or disclosed in the financial statements.

The estimates and assumptions used in preparing the accompanying financial statements are based upon the Administrator's evaluation of the relevant facts and circumstances as of the dates of the financial statements. Actual results may differ from these estimates and assumptions used in preparing the accompanying financial statements and such differences could be material.

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards ("IFRS"). The amendments are of two types: (i) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the Plan's financial statements.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS:

Investment Valuation and Income Recognition

The Plan's investments are carried at fair value. Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Authoritative guidance defines the following three tier hierarchy for assessing the inputs used in fair value measurements:

Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Observable inputs other than quoted prices in active markets for identical assets or liabilities
Level 3 – Unobservable inputs

Assets and liabilities are classified into the hierarchy in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The valuation techniques used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair values of the Plan's investments were determined using the following inputs at December 31, 2012:

		Quoted Price	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair
	Value	Level 1	Level 2	Level 3
Windstream common stock (a)	$34,958,892	$34,958,892	$—	$—
Common collective trust funds (b):
Domestic equity	17,925,693	—	17,925,693	—
International equity	11,570,028	—	11,570,028	—
Fixed income	35,612,435	—	35,612,435	—
Total common collective trust funds	65,108,156	—	65,108,156	—
Money market fund (b)	113,958,224	—	113,958,224	—
Mutual funds (c):
Large Cap equity	201,984,680	201,984,680	—	—
Small Cap equity	72,595,720	72,595,720	—	—
International equity	94,902,459	94,902,459	—	—
Real estate	30,167,699	30,167,699	—	—
Bond	79,670,974	79,670,974	—	—
Total mutual funds	479,321,532	479,321,532	—	—
Participant-directed brokerage accounts (c)	3,042,712	3,042,712	—	—
Total investments (d)	$696,389,516	$517,323,136	$179,066,380	$—

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS, Continued:

The fair values of the Plan's assets were determined using the following inputs at December 31, 2011:

		Quoted Price	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair
	Value	Level 1	Level 2	Level 3
Windstream common stock (a)	$40,280,707	$40,280,707	$—	$—
Common collective trust funds (b):
Domestic equity	4,534,263	—	4,534,263	—
International equity	18,572,750	—	18,572,750	—
Fixed income	27,019,384	—	27,019,384	—
Total common collective trust funds	50,126,397	—	50,126,397	—
Money market fund (b)	89,195,789	—	89,195,789	—
Mutual funds (c):
Large Cap equity	144,640,421	144,640,421	—	—
Small Cap equity	56,717,012	56,717,012	—	—
International equity	44,109,020	44,109,020	—	—
Real estate	20,133,877	20,133,877	—	—
Bond	55,258,453	55,258,453	—	—
Total mutual funds	320,858,783	320,858,783	—	—
Participant-directed brokerage accounts (c)	1,640,549	1,640,549	—	—
Total investments (d)	$502,102,225	$362,780,039	$139,322,186	$—

(a)	Shares of Windstream common stock are valued at their quoted market price on the last business day of the year.

(b)
Common collective trust funds and the money market fund are valued based on the net asset value ("NAV") of the units held by the Plan as determined by the fund managers on the last day of the Plan year.

(c)	Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end based on the quoted market price.

(d)	There have been no significant changes in the methodology used to value investments from prior year.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS, Continued:

The following table summarizes the Plan's investments with a reported fair value using NAV per share:

	Fair Value as of December 31,		Unfunded Commitments	Redemption Frequency	Redemption Notice Period *
	2012	2011
Funds for Institutions Premier Institutional Fund	$113,958,224	$89,195,789	$—	Daily	None
NT Collective Aggregate Bond Index Fund - Lending	35,612,435	27,019,384	—	Daily	30 days
Blackrock Extended Equity Market Fund	17,925,693	—	—	Daily	None
Blackrock EAFE Equity Index Fund	11,570,028	—	—	Daily	None
Merrill Lynch International Index Fund	—	18,572,750	—	Daily	None
Merill Lynch Extended Market Index Fund	—	4,534,263	—	Daily	None

* Were the Plan to initiate a full redemption of the investment fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. The Windstream Common Stock Fund is designated as an "employee stock ownership plan" that is intended to qualify as a stock bonus plan. This fund was established effective December 28, 2006 and is designed to invest primarily in Windstream common stock. In regards to dividends, participants may elect that the dividends be paid in cash or reinvested in Windstream common stock through the Windstream Common Stock Fund. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

The following investments represented 5 percent or more of the Plan's net assets as of December 31:

	2012	2011
Windstream Common Stock	*	$40,280,707
NT Collective Aggregate Bond Index Fund - Lending	*	27,019,384
American EuroPacific Growth Fund R5	*	44,109,020
American EuroPacific Growth Fund R6	94,902,459	*
BlackRock Capital Appreciation Fund	43,406,995	29,791,530
BlackRock Core Bond Portfolio	59,676,855	41,738,499
Funds for Institutions Premier Institutional Fund	113,958,224	89,195,789
Sentinel Small Company Fund	*	35,728,776
Vanguard Institutional Index Fund	119,313,881	82,542,863
Columbia Small Cap Value Fund	40,078,302	*
Pioneer Equity Income Fund	39,263,804	32,306,028

*	Investments did not represent 5 percent or more of the Plan's net assets in the year indicated.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS, Continued:

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value as follows:

Windstream common stock	$(13,502,952)
Common collective trust funds	4,480,629
Mutual funds	29,653,838
Participant brokerage accounts	141,171
Net appreciation in fair value of investments	$20,772,686

4.	EMPLOYER CONTRIBUTIONS RECEIVABLE:

Contributions in the amount of $20,582,490 and $13,637,508 due to the Plan from Windstream had not been funded or allocated among the Plan's investments as of December 31, 2012 and 2011, respectively. The employer contributions receivable funded in March 2012 by the Company was in the form of cash and was allocated among the Plan's investment funds, according to participant elections. The employee contributions receivable funded in February 2013 was in the form of Windstream common stock, except as required to be made in cash in accordance with collective bargaining agreements. The Windstream common stock contributed to the Plan was valued based on the closing market price of the shares on February 25, 2013. Participants can leave the contribution in the Windstream Common Stock Fund or transfer it into other investment options offered by the Plan.

5.	NOTES RECEIVABLE FROM PARTICIPANTS:

Participants can borrow from their account balances amounts not to exceed 50 percent of their account balance, up to a maximum loan amount of $50,000 in accordance with section 72(p) of the Code. Such loans must be repaid through payroll deductions within five years, unless used to purchase a principal residence. Principal and interest is paid ratably through payroll deductions over the term of the loan. If a participant's employment terminates with an outstanding loan and the termination was not a result of a divestiture by the Company, the entire loan must be repaid in full. If the loan is not repaid in full, the unpaid portion will be considered taxable income to the individual. Loans are collateralized by the balance in the participant's account and bear interest at rates determined by the Administrator upon execution of the loan. Interest rates on the loans outstanding at December 31, 2012 ranged from 2.25 percent to 10.25 percent. For participant loans issued under the Plan, the interest rate is calculated by adding 2 percent to the published Prime Rate from The Wall Street Journal as of the close of business on the last business day of the month prior to loan issuance. At December 31, 2012, the Prime Rate from The Wall Street Journal was 3.25 percent.

6.	MERGER OF OTHER PLANS:

The PAETEC Holding Corp. 401(k) Plan (the "PAETEC Plan") was merged into and made a part of the Plan, effective September 19, 2012. The trust fund maintained in connection with the PAETEC Plan was added to the assets of the Plan's trust fund. The fair value of assets transferred to the Plan was $167,429,177. Effective as of the merger date, the general provisions of the Plan will govern with respect to the interests of the participants of the PAETEC Plan to the extent not inconsistent with any provisions of the PAETEC Plan that may not be eliminated under Section 411(d)(6) of the Code.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

7.	TAX STATUS:

A determination letter has not been received from the IRS. A determination letter was originally applied for on September 14, 2007, which has been acknowledged by the IRS. On March 21, 2013, the determination letter application was resubmitted at the request of the IRS. The Administrator and the Plan's tax counsel have reviewed the Plan's tax-exempt status and analyzed the tax positions taken by the Plan. The Administrator and the Plan's tax counsel believe the Plan is designed and operating in accordance with applicable IRS requirements, and therefore believes the Plan is qualified and is tax-exempt as of the financial statement date for the purposes of Section 401(a) of the Code. Furthermore, the Administrator has concluded there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the year. There are currently no audits of the Plan for any tax periods in progress from any taxing authorities. Contributions and income of the Plan are generally not taxable to the participants until withdrawals or distributions are made. The Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8.	PARTY-IN-INTEREST TRANSACTIONS:

Plan investments in the Merrill Lynch Self-Direct Brokerage Account totaled $3,042,712 as of December 31, 2012. Plan investments in the Merrill Lynch International Index Fund, Extended Market Index Trust Fund and Self-Direct Brokerage Account totaled $24,747,562 as of December 31, 2011. These investments included shares of common collective trust funds managed by Merrill Lynch. The Plan also invests in Windstream common stock. Since Merrill Lynch is the Plan trustee and Windstream is the Plan sponsor, these transactions qualify as exempt party-in-interest transactions. The Plan permits participants to make loans from the Plan in accordance with section 72(p) of the Code.

9.	RECONCILIATION TO FORM 5500:

As of December 31, 2012 and 2011, the Plan had pending distributions to participants who elected to withdraw from the Plan of $294,108 and $375,115, respectively. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as filed or to be filed by the Company as of December 31:

	2012	2011
Net assets available for benefits per financial statements	$737,573,061	$529,924,397
Accrued benefits payable	(294,108)	(375,115)
Net assets available for benefits per Form 5500	$737,278,953	$529,549,282

The following is a reconciliation of benefit payments per the financial statements to the amounts reflected in the Form 5500 as filed or to be filed by the Company for the year ended December 31, 2012:

Benefits paid to participants per the financial statements	$71,221,786
Accrued benefits payable - current year	294,108
Accrued benefits payable - prior year	(375,115)
Benefits paid to participants per Form 5500	$71,140,779

WINDSTREAM 401(k) PLAN
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan No. 009, EIN 20-0792300
As of December 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value
	NT Collective Aggregate Bond Index Fund
	- Lending	Common collective trust fund		$35,612,435
	Blackrock Extended Equity Market Fund	Common collective trust fund		17,925,693
	Blackrock EAFE Equity Index Fund	Common collective trust fund		11,570,028
	Total common collective trust funds			65,108,156

	Funds for Institutions Premier Institutional Fund	Money market fund		113,958,224
	Total money market fund			113,958,224

	American EuroPacific Growth Fund R6	Mutual fund		94,902,459
	BlackRock Capital Appreciation Fund	Mutual fund		43,406,995
	BlackRock Core Bond Portfolio	Mutual fund		59,676,855
	Columbia Small Cap Value Fund	Mutual fund		40,078,302
	Loomis Sayles High Income Fund	Mutual fund		19,994,119
	DWS RREEF Real Estate Securities Fund	Mutual fund		30,167,699
	Pioneer Equity Income Fund	Mutual fund		39,263,804
	Sentinel Small Company Fund	Mutual fund		32,517,418
	Vanguard Institutional Index Fund	Mutual fund		119,313,881
	Total mutual funds			479,321,532

*	Merrill Lynch Self-Direct Brokerage Account	Mutual funds		3,042,712
	Total participant brokerage accounts			3,042,712

*	Windstream Corporation	Common Stock, $0.0001 par value		34,958,892
	Total common stock			34,958,892

*	Notes receivable from participants	Loans with interest rates ranging from
		2.25 percent to 10.25 percent		19,189,265
	Total investments, at fair value			$715,578,781

* Indicates a party-in-interest.
(1) Not required, as investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Windstream 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Windstream 401(k) Plan

By: /s/Anthony W. Thomas
Anthony W. Thomas
Chief Financial Officer and Treasurer
Windstream Corporation
June 21, 2013

WINDSTREAM 401(k) PLAN
FORM 11-K
INDEX OF EXHIBITS

Exhibit No.	Description of Exhibits
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	(a )

(a)	Filed herewith.